Exhibit 99.1

Index to the Freestone Financial Statements (Restated) as originally filed on Form 10-K on September 4, 2014

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet as of June 30, 2014 (Restated)

Consolidated Statement of Operations for the Year Ended June 30, 2014 (Restated)

Consolidated Statement of Cash Flows for the Year Ended June 30, 2014 (Restated)

Consolidated Statement of Stockholders’ Equity for the Year Ended June 30, 2014 (Restated)

Notes to the Consolidated Financial Statements

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Freestone Resources, Inc.

Dallas, Texas

We have audited the accompanying consolidated balance sheet of Freestone Resources, Inc. and its subsidiaries (collectively the “Company”) as of June 30, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freestone Resources, Inc. and its subsidiaries as of June 30, 2014 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Freestone Resources, Inc. will continue as a going concern. As discussed in Note 10 to the financial statements, Freestone Resources, Inc. has an accumulated deficit and recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

October 6, 2015

2

FREESTONE RESOURCES, INC.

Consolidated Balance Sheet

As of June 30, 2014

2014 (Restated)
ASSETS
Current assets:
Cash	$73,155
Accounts receivable, net of allowance of $0	81
Total current assets	73,236

Equipment and other fixed assets, net of accumulated depreciation of $16,564	27,470
Total fixed assets, net	27,470

TOTAL ASSETS	$100,706

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$9,369
Accrued expenses	466
Deferred income	20,000
Total current liabilities	29,835

Long term liabilities:
Asset retirement obligations	14,470
Total long term liabilities	14,470
TOTAL LIABILITIES	44,305

STOCKHOLDERS' EQUITY:

Common stock, $.001 par value, 100,000,000 shares
authorized, 73,543,177 shares issued and outstanding	73,543
Additional paid in capital	18,747,213
Accumulated deficit	(18,764,355)
Total stockholders' equity	56,401
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$100,706

The accompanying notes are an integral part of these consolidated financial statements.

3

FREESTONE RESOURCES, INC.

Consolidated Statement of Operations

For the Year Ended June 30, 2014

2014 (Restated)
Revenue:
Sale of Petrozene	$12,758
Total revenue	12,758

Cost of sales	5,511

Gross Profit	7,247

Operating expenses:
Lease operating costs	43,492
Depreciation	14,055
(Gain) Loss on sale of asset	(11,027)
Loss on equity method investment	14,283
Impairment of equity investment	95,480
Impairment of oil & gas property	12,575
General and administrative	478,286
Total operating expenses	647,144

Net income (loss)	$(639,897)

Basic and diluted income (loss) per share:
Net income (loss) per share	$(0.01)

Weighted average shares outstanding:
Basic and diluted	70,197,385

The accompanying notes are an integral part of these consolidated financial statements.

4

FREESTONE RESOURCES, INC.

Consolidated Statement of Cash Flow

For the Year Ended June 30, 2014

2014 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(639,897)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation	14,055
(Gain) Loss on sale of asset	(11,027)
(Gain) Loss on equity method investment	14,283
Impairment of equity investment	95,480
Impairment of oil & gas property	12,575
Stock based compensation	189,800
Warrant expense	(4,098)
Change in assets and liabilities:
Accounts receivable	(81)
Other assets	8,910
Accounts payable & accrued expenses	(1,401)
Deferred revenue	20,000
Net cash used in operating activities	(301,401)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,211)
Proceeds from sale of investment asset	5,000
Net cash used in investing activities	(1,211)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	170,000
Net cash provided by financing activities	170,000

NET CHANGE IN CASH	(132,612)

CASH AT BEGINNING OF YEAR	205,767

CASH AT END OF YEAR	$73,155

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$—
Cash paid for income taxes	$—
NON CASH INVESTMENT ACTIVITIES

ARO transferred to buyer in sale of property	$26,027

The accompanying notes are an integral part of these consolidated financial statements.

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FREESTONE RESOURCES, INC.

Consolidated Statement of Stockholders’ Equity

For the Year Ended June 30, 2014

(Restated)

	Common Stock		Additional Paid	Accumulated
	Shares	Amount	in Capital	Deficit	Total
Balance, June 30, 2013	68,318,177	$68,318	$18,117,111	$(18,124,458)	$60,971

Issuance of stock warrants (See note 12)	—	—	275,527	—	275,527

Common stock issued for cash	2,625,000	2,625	167,375	—	170,000

Common stock issued for services	2,600,000	2,600	187,200	—	189,800

Net loss				(639,897)	(639,897)
Balance, June 30, 2014 (Restated)	73,543,177	$73,543	$18,747,213	$(18,764,355)	$56,401

The accompanying notes are an integral part of these consolidated financial statements.

6

FREESTONE RESOURCES, INC.

Notes To Consolidated Financial Statements

June 30, 2014

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

Freestone Resources, Inc. (“Freestone” or the “Company”) is an oil and gas technology development company. The Company is located in Dallas, Texas and is incorporated under the laws of the State of Nevada.

The Company’s primary business is the development of new technologies that allow for the utilization of oil and gas resources in an environmentally responsible and cost effective way, as well as the development of technologies and services that can be utilized by the oil and gas industry.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles.  The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements.

The financial statements and notes are representations of the Company’s management which is responsible for their integrity and objectivity.  Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud.  The Company's system of internal  accounting control is designed to assure, among other items, that  1) recorded  transactions  are valid;  2) valid  transactions  are recorded;  and  3) transactions  are  recorded in the proper  period in a timely  manner to produce financial  statements which present fairly the financial  condition,  results of operations  and cash  flows of the  Company  for the  respective  periods  being presented.

Basis of Presentation:

The Company prepares its financial statements on the accrual basis of accounting.    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Freestone Technologies, LLC, all of which have a fiscal year end of June 30, 2014 on a stand-alone basis. All significant intercompany accounts, balances and transactions have been eliminated in the consolidation.

The Company consolidates its subsidiaries in accordance with ASC 810, and specifically ASC 810-10-15-8 which states, "The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, or over 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation."

The Company owns 33.33% of Aqueous Services, LLC and has recorded the investment in accordance with the equity method.

These stand-alone financial statements replace the Company’s previously issued financials for the year ended June 30, 2014. Subsequent to that filing it was determined that the Company’s auditors at the time, The Hall Group, did not have a valid PCAOB license and therefore the audit opinion issued for those financial statements were deemed invalid by the Security and Exchange Commission.

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Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements:

During the year ended June 30, 2014 the Company elected the early adoption of changes to ASC 915 Development Stage Enterprises which eliminated certain reporting requirements including identification of the Company as a development stage enterprises in financial statement headings, discussion of development stage enterprises in Note 1 Summary of Accounting Policy and the presentation of cumulative data in the statements of income and cash flows.

Income Taxes:

The Company has adopted ASC 740-10, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.    A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Earnings per Share:

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period covered.   Because of the Company had a net operating loss for the year there is no difference between basic and fully diluted loss per share.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash in banks and short term investments with original maturities of three months or less and are stated at cost which approximates market value, which in the opinion of management, are subject to an insignificant risk of loss in value.   The Company maintains deposits in a financial institution which provides Federal Deposit Insurance Corporation coverage for interest bearing and non interest bearing transaction accounts of up to $250,000 through December 31, 2014.  At June 30, 2014 the Company had no cash balances in excess of federally insured limits.

Revenue Recognition:

The Company recognizes revenue from the sale of products in accordance with ASC 605.  Revenue will be recognized only when all of the following criteria have been met:

* Persuasive evidence of an arrangement exists;
* Ownership and all risks of loss have been transferred to buyer, which is generally upon shipment;
* The price is fixed and determinable; and
* Collectability is reasonably assured.

Revenues associated with sales of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and other items are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry.

Revenues from the production of natural gas and crude oil properties, in which we have an interest with other producers, are recognized based on the actual volumes we sold during the period. Any differences between volumes sold and entitlement volumes, based on our net working interest, which are deemed to be non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are generally not significant.

Revenue from the sale of Petrozene is recognized upon delivery to the customer.

8

Accounts Receivable:

Accounts Receivable consists of accrued oil and gas receivables due from purchasers of oil and gas for which the Company owns an interest. Oil and natural gas sales are generally unsecured and such amounts are generally due within 30 to 45 days after the month of sale.  Accounts Receivable are carried at their face amount, less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, based on a history of write offs and collections.  The Company’s policy is generally not to charge interest on trade receivables after the invoice becomes past due.  A receivable is considered past due if payments have not been received within agreed upon invoice terms.   Write offs are recorded at a time when a customer receivable is deemed uncollectible.  The Company had no bad debt accruals at June 30, 2014.

Equipment:

Equipment is carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repair and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of our property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which are 3 to 30 years.  Oil and gas properties were purchased primarily for product testing and are depreciated over their estimated useful lives of 3 years but not reduced below estimated salvage value.

Impairment of Long-Lived Assets:

The Company evaluates, on a periodic basis, long-lived assets to be held and used for impairment in accordance with the reporting requirements of ASC 360-10. The evaluation is based on certain impairment indicators, such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If these impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, then an estimate of the discounted value of expected future operating cash flows is used to determine whether the asset is recoverable and the amount of any impairment is measured as the difference between the carrying amount of the asset and its estimated fair value. The fair value is estimated using valuation techniques such as market prices for similar assets or discounted future operating cash flows.

 Asset Retirement Obligation:

The Company records the fair value of a liability for asset retirement obligations (“ARO”) in the period in which an obligation is incurred and records a corresponding increase in the carrying amount of the related long-lived asset. For Freestone Resources, asset retirement obligations primarily relate to the abandonment of oil and gas properties. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of oil and gas properties. The settlement date fair value is discounted at Freestone Resource’s credit adjusted risk-free rate in determining the abandonment liability. The abandonment liability is accreted with the passage of time to its expected settlement fair value. Revisions to such estimates are recorded as adjustments to the ARO and capitalized asset retirement costs and are charged to operations in the period in which they become known. At the time the abandonment cost is incurred, Freestone Resources is required to recognize a gain or loss if the actual costs do not equal the estimated costs included in the ARO.   During 2014, the Company recognized no accretion expense.

The amounts recognized for the ARO are based upon numerous estimates and assumptions, including future abandonment costs, future recoverable quantities of oil and gas, future inflation rates, and the credit adjusted risk free interest rate.

9

Fair Value Measurements:

ASC Topic 820, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements.  In general, fair value of financial instruments are based upon quoted market prices, where available.  If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market based parameters.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.  These adjustments may include amounts to reflect counterparty credit quality and the Corporation’s credit worthiness, among other things, as well as unobservable parameters.

Stock-Based Compensation:

The Company accounts for stock-based compensation for non-employees using a fair value based method using either the fair value of the stock given or the fair value of the services render whichever is more readily determinable. For employees the Company uses the fair value of the stock on the grant date. The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued.   In calculating this fair value, there are certain assumptions used such as the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate.  The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

The Company does not have any employee benefit or stock option plans.

Concentrations of Credit Risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash in highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluation of the credit worthiness of the financial institutions with which it does business.

Emerging Growth Company Critical Accounting Policy Disclosure

The Company qualifies as an “emerging growth company” under the 2012 JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.   As an emerging growth company, the Company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.     The Company may elect to take advantage of the benefits of this extended transition period in the future.

NOTE 2 – FIXED ASSETS

Fixed assets at June 30, 2014 are as follows:

2014
Computers & office furniture	$8,967
Collectable Art Work (not depreciated)	13,000
Oil and gas properties used for research and development	22,067
Total fixed assets	44,034
Less: Accumulated depreciation	(16,564)
Total fixed assets, net of accumulated depreciation	$27,470

Depreciation expense was $14,055 for the year ended June 30, 2014.

Subsequent to year end the company disposed of it’s the Rogers lease in exchange for assumption of the asset retirement obligation (see note 13) therefore the Company recorded impairment expense of $12,575 to reduce the net value of it oil & gas property to the amount of its asset retirement obligations.

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NOTE 3 – ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations (“ARO”) represents the estimated present value of the amount Freestone Resources will incur to plug, abandon and remediate its producing properties at the end of their productive lives, in accordance with applicable state laws. Freestone Resources determines the ARO on its oil and gas properties by calculating the present value of estimated cash flows related to the liability.  The asset retirement obligations are recorded as current or non-current liabilities based on the estimated timing of the anticipated cash flows. For the year ended June 30, 2014, Freestone Resources recognized no accretion expense.

The following table presents the changes in the asset retirement obligations for the year ended June 30, 2014.

2014
Asset retirement obligations beginning period	$40,497
Accretion expense	—
Change in ARO estimate	—
ARO liability transferred on property sold	(26,027)
Asset retirement obligations, end of period	$14,470

NOTE 4 – INVESTMENT IN AQUEOUS SERVICES, LLC.

On November 16, 2012 the Company formed Aqueous Services, LLC (“Aqueous”), a Texas limited liability company, with International Aqueous Investments, LLC and Pajarito W&M, LP. The Company made an initial capital contribution of $100,000 in exchange for a 33.33% interest in the joint venture. Aqueous is a full water management company with access to a fresh water well that has been permitted to extract up to one thousand five hundred acre-feet (approximately 500 million gallons) of water per annum. Aqueous constructed and operates a facility to provide fresh water for oil and gas activities in the Eagle Ford. This site also includes a designated location for the recycling frack and production water.

The joint venture is accounted for under the equity method as follows:

Balance 6/30/13	109,763

Equity in Loss of JV	(14,283)

Impairment of investment	(95,480)

Balance 6/30/14	$—

Subsequent to year end, the board of directors of Aqueous determined to scale back the fresh water loadout facility due to decreased drilling in the region, which in turn led to a decrease in demand for fresh water from the Aqueous’ facility and minimal sales. The Aqueous’ board determined to keep the facility intact, and Aqueous will maintain the ability to provide fresh water to vendors on an as needed basis through its contractual term. Based on this decision and minimal sales, the Company impaired its investment down to zero as of December 31, 2013.

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NOTE 5 – EQUITY

The Company is authorized to issue 100,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights.  At June 30, 2014, there were 73,543,177 common shares outstanding.

The Company has not paid a dividend to its shareholders.

During the year ended June 30, 2014 the Company sold 2,625,000 shares for cash of $170,000.

On February 18, 2014 the Company issued 2,600,000 shares of the Company’s common stock to certain directors, officers and consultants for services rendered to the Company. The stock was valued at $.073 a share for a total expense of $189,800.

Clayton Carter, the Company’s Director and Chief Executive Officer, received 1,000,000 shares of the Company’s common stock, G. Don Edwards, the Company’s Director and Chief Investment Officer, received 1,000,000 shares of the Company’s common stock, and James Carroll, the Company’s Director and Chief Financial Officer received 100,000 shares of the Company’s common stock.

The Company also issued 500,000 shares of the Company’s common stock to consultants as consideration for services rendered to the Company.

In each case, the certificates representing the shares carry a legend that the shares may not be transferred without compliance with the registration requirements of the Securities Act of 1933 or in reliance upon an exemption therefrom.   For each of these transactions, the Company relied upon Section 4(2) of the Securities Act of 1933 as an exemption from the registration requirements of the Act.

Stock Warrants

On March 16, 2012 The Company also sold each of the JV partners 500,000 warrants to purchase shares of common stock at 80% of the closing price on the exercise date. The warrants vest immediately and have a three year term from the issuance date. These warrants expire November 16, 2015. Subsequent to year end an agreement was reach with the holder to void the warrants. See note 13.

NOTE 6 – INCOME TAXES

The Company has adopted ASC 740-10, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Freestone has calculated its tax liability in accordance with Section 382 of the Internal Revenue Code which generally limits the amount of its income that can be offset by historical losses (NOL carryforwards) once a corporation has undergone an ownership change.  Ownership changed in Freestone on November 1, 2007. The cumulative net operating loss carry-forward that can offset current and/or future income includes amounts and is approximately $3,167,000.   The use of this loss carryforward is limited under Internal Revenue Code Section 382 due to an ownership change in the fiscal year ended June 30, 2008.

During the year ended June 30, 2014, the Company had a net loss of $639,897 changing the deferred tax asset by $217,565 at the statutory tax rate of 34%.  All NOLs will expire between 2019 and 2030.   The realization of deferred tax benefits is contingent upon future earnings and is fully reserved at June 30, 2014.

12

Freestone’s net deferred tax amounts are as follows:

	2014
Tax benefit (expense) at statutory rate	$217,565	34%
Permanent differences	—	—%
State income taxes	—	—%
Expiration of NOL’s and other	—	—%
Valuation allowance	217,565	(34)%
Net Tax Provision	$—	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets as of June 30, 2014are as follows:

2014
Total deferred tax liabilities	—
Net Operating Loss carryforward	1,076,780
Valuation allowance	(1,076,780)
Deferred tax asset, net	$—

NOTE 7 – CONCENTRATION OF REVENUE

During the fiscal year ended June 30, 2014, 100% of revenue was generated from sales of Petrozene.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable operating lease that expires in June 2014.  The lease requires fixed escalations and payment of electricity costs.   Rent expense, included in general and administrative expenses, totaled approximately $27,180 for the fiscal year ended June 30, 2014.

The future minimum rental commitments under the operating lease are as follows:

Fiscal Year Ending June 30,	Minimum Rental Commitments
2015	$22,731
2016	22,605
2017	22,605
2018	1,884
2019	—
Thereafter	—
$69,825

NOTE 9 – DEFERRED REVENUE

During the quarter ended June 30, 2014, the Company sold an 8.25 revenue interest in the Rogers lease to a third party for $20,000. The proceeds were treated as deferred revenue. Subsequent to year end the Company repurchased the interest in exchange for $20,000 in common stock valued at $.10 a share. See note 13.

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NOTE 10 – FINANCIAL CONDITION AND GOING CONCERN

The Company has an accumulated deficit through June 30, 2014 totaling $18,764,355 and recurring losses from operations.  Because of this accumulated loss, Freestone will require additional working capital to develop its business operations.  The Company intends to raise additional working capital either through private placements, public offerings, bank financing and/or shareholder funding.  There are no assurances that Freestone will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings, bank financing and/or shareholder funding necessary to support their working capital requirements.  To the extent that funds generated from any private placements, public offerings, bank financing and/or shareholder funding are insufficient, Freestone will have to raise additional working capital.  No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Freestone.    If adequate working capital is not available Freestone may not be able to continue its operations.

These conditions raise substantial doubt about Freestone’s ability to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Freestone be unable to continue as a going concern.

NOTE 11 - SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with FASB ASC Topic 932, Extractive Activities - Oil and Gas (“ASC 932”). The Company generates revenue from the disposal of oil that is extracted during their research and development activities. Currently, as the Company is in the development stage, 100% of their revenue is generated from the revenue associated with the disposal. The properties were purchased as test properties for the various technologies the Company is developing or would analyze for potential development. In order to get the most accurate data of the testing, the Company was required to purchase and own the wells so the data could be verified as accurate by the Company without the fear of third-party variables. The wells are marginally to poorly producing wells and it is not economically feasible to perform the work necessary to bring them up to the condition in order for them to effectively produce. As the wells are not economically feasible to operate in a capacity other than research and development, and the Company has no intentions to develop the wells, no proved reserves have been estimated. As the wells are not economically feasible, there is no value assigned to the oil and gas leaseholds and the equipment is recorded at salvage value.

Costs Incurred

A summary of costs incurred in oil and gas property acquisition, development, and exploration activities (both capitalized and charged to expense) for the years ended June 30, 2014 is as follows:

2014
Acquisition of proved properties	$0
Acquisition of unproved properties	$0
Exploration costs	$0

Results of Operations for Producing Activities

The following table presents the results of operations for the Company’s oil and gas producing activities for the year ended June 30, 2014:

2014
Revenues	$0

Production costs	(43,492)

Depletion, depreciation, accretion and valuation provisions	0

Exploration costs	0
(43,492)
Income tax expense	0

Results of operations for producing activities (excluding corporate overhead and interest costs)	$(43.,492)

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Reserve Quantity Information

The following table presents the Company’s estimate of its proved oil and gas reserves all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of reserves related to new discoveries are more imprecise than those for producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. Oil reserves, which include condensate and natural gas liquids, are stated in barrels and gas reserves are stated in thousands of cubic feet.

	Oil (Bbls)	Gas (mcf)
Proved developed and undeveloped reserves:

Balance at June 30, 2013	0	0

Production	0	0

Revisions of previous estimates	0)	0

Balance at June 30, 2014	0	0

Proved developed reserves:

June 30, 2013	0	0

June 30, 2014	0	0

NOTE 12- RESTATEMENT

Certain previously reported numbers have been adjusted and are reflected in this table:

	Balance sheet as of June 30, 2014	As Reported	Adjustment		As Adjustment

	Fixed Assets	$48,480	(21,010)	<A>	$27,470

	Investment in Aqueous Service	$78,423	(78,423)	<B>	$—

	Other Assets	$3,625	(3,625)	<A>	$—

	Total Assets	$203,715	$(103,009)		$100,706

	Deferred Revenue	$—	20,000	<D>	$20,000

	Derivative Liability - Warrants	$279,625	(279,625)	   	$—

	Total Liabilities	$303,881	$(259,576)		$44,305

	Additional Paid In Capital	$18,471,686	275,527	   	$18,747,213

	Accumulated deficit	$(18,645,395)	$(118,960)		$(18,764,355)
	Stockholders' Equity	$(100,166)	$156,567		$56,401

	Total Liabilities & Stockholders' Equity	$203,715	$(103,009)		$100,706

	Statement of Operations for the Year Ended

		As Reported	Adjustment		As Adjustment

	Total Revenue	$12,758	$—		$12,758

	Lease Operating Costs	$28,306	15,186	<A>	$43,492

	Depreciation	$17,181	(3,126)	<A>	$14,055

	(Gain) Loss on Sale of Asset	(31,027)	20,000	<D>	$(11,027)

	(Gain) Loss on Equity Method Investment	$31,340	(17,057)	<B>	$14,283

	Impairment of Equity Investment	$—	95,480	<B>	$95,480

	Impairment of Oil & Gas Investment	$—	12,575	<A>	$12,575

	General and Administrative Expenses	$482,384	(4,098)	   	$478,286

	Total Expenses	$533,695	$118,960		$652,655

	Net Income (Loss)	$(520,937)	$(118,960)		$(639,897)

<A>	The Company prior auditors, The Hall Group, did not have a valid PCAOB registration when they audited the financial statements for this period. Certain subsequent events to the original issuance of the financial statements provided additional evidence about the condition of the oil and gas assets. Consequently, these assets were impaired and reported at their net realizable value

<B>	The Company prior auditors, The Hall Group, did not have a valid PCAOB registration when they audited the financial statements for this period. Certain subsequent events to the original issuance of the financial statements provided additional evidence about the condition of the investment in Aqueous Services. Consequently, these assets were impaired and reported at their net realizable value.

   	During the preparation of our annual report, we identified an error related the accounting for the issuance of stock warrants. The warrants were incorrectly identified as a derivative. This resulted in an overstatement of a derivative liability of $279,625 at December 31, 2013, and an overstatement of expense of $4,098 due to miscalculation of the value of the warrants. Management evaluated these errors both quantitatively and qualitatively, and determined that the errors were immaterial to the prior year. Pursuant to the SEC SAB Topic 108, the error has been correct in the current period.

<D>	During the preparation of our annual report, we identified an error related the accounting for the sales of a revenue interest in an oil & gas property. The proceeds of $20,000 were improperly recorded as a gain on sale instead of deferred income The gain/loss on sale of asset includes the caption “Revision to ARO estimate” from the previously reported financial statements, which represents ARO assumed by the buyer in the sale of the Carroll Unit.

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NOTE 13 – SUBSEQUENT EVENTS

During the year ended June 30, 2015 Freestone sold 7,445,000 shares for cash of $742,000.

On April 14, 2015 Freestone entered into a royalty and commission agreements with certain consultants related to the sale of Petrozene™ for their work in the re-launch of the Petrozene™ product line.  These royalty and commission agreements range from 2.5% to 7.5% of the net income the Company receives from Petrozene™ sales, and the agreements also have special royalty provisions for certain customers that expire on April 14, 2016. One of the consultants is related party and the brother of the Chief Executive Officer of the Company

On June 24, 2015 the Company acquired 100% of the outstanding common stock of C.C. Crawford Retreading Co., Inc. (“CTR”), a privately held company, for an aggregate price of $1,520,000. Terms of the purchase were $500,000 cash at closing and a note payable to the seller for $1,020,000.

On June 24, 2015 the Company entered into an agreement with Dynamis in order to form the joint venture FDEP, a Delaware limited liability company. Freestone determined to enter into a joint venture with Dynamis based on their track record and experience in the waste-to-energy industry, and their ability to provide the necessary funding to fully integrate the production, marketing and sale of Petrozene™ to current and future customers. The terms of the joint venture between the Company and Dynamis are as follows:

•	Freestone owns a 70% member interest in FDEP for licensing the rights to use Petrozene™ to FDEP; and
•	Dynamis owns a 30% member interest FDEP in exchange providing funding up to $5,000,000 to operate the joint venture, and purchase a continuous-feed pyrolysis machine capable of producing a product that can be used to produce Petrozene™; and
•	FDEP will be leasing employees from CTR, and said employees will operate the machine. FDEP will reimburse CTR for the leased employees; and
•	FDEP has the right, but not the obligation to purchase CTR from Freestone through cash compensation to Freestone, the issuance of additional units in FDEP to Freestone or a combination of both cash and units in FDEP as mutually agreed upon by FDEP and Freestone; and
•	FDEP will lease a building from CTR in order to operate the specialized pyrolysis technology for payment of either the ad valorem taxes associated with the rented property or $1,000 per month depending on which amount is the greater of the two; and
•	Dynamis will receive 80% of the distributions from FDEP until they have reached a 25% initial rate of return on funds invested into the joint venture. Once the 25% initial rate of return threshold is meet all distributions from FDEP will be split according to the 70 / 30 member interest of FDEP owned by the Company and Dynamis.

On June 24, 2015 FDEP simultaneously entered into a lease agreement with a company that has developed a continuous-feed pyrolysis technology that will be operated by FDEP at the Company’s facility in Ennis, Texas. FDEP and the company that developed the pyrolysis technology will split the revenues generated from the machine. FDEP will receive 70% of the revenues generated from the machine, and the company providing the continuous-feed pyrolysis technology will receive 30% of the revenues. This revenue split will remain in place so long as the machine is operating at the Company’s facility in Ennis, Texas. The agreement between the two companies allows FDEP the opportunity to ensure that the technology continues to operate properly under the strict conditions that are necessary to produce Petrozene™. If the leased pyrolysis machine operates within certain, predefined parameters then FDEP has the right to purchase additional machines.

On June 29, 2015 the Company also issued 100,000 shares to consultants as consideration for services rendered to the Company.

On July 25, 2015 Company sold 3,500,000 shares at $0.10 per share to provide funding of subsequent costs associated with the acquisition of CTR, as well as general working capital for the Company. This transaction made Gerald M. Johnson a controlling shareholder of the Company. Mr. Johnson also joined the Company’s advisory board. Mr. Johnson is the former CFO of Tyson Foods, Inc.

On July 30, 2015 Pajarito W&M, LP and International Aqueous Investment, LLC signed an agreement with the Company to cancel all of the warrants related to the Aqueous transaction.

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On August 21, 2015 FDEP entered into a one year lease with a purchase option for a 10,000 square foot office warehouse adjacent to the Company’s facilities in Ennis, TX.

Future Minimum lease payments are as follow

Year End June 30	Amount
2016	19,700
2017	3,940
Total	23,640

On September 23, 2015 the Company issued shares of the Company’s common stock to certain directors, officers and consultants for services rendered to the Company. Clayton Carter, the Company’s Director and Chief Executive Officer, received 600,000 shares of the Company’s common stock, G. Don Edwards, the Company’s Director and Chief Investment Officer, received 600,000 shares of the Company’s common stock, and James Carroll, the Company’s Director and Chief Financial Officer received 50,000 shares of the Company’s common stock. The Company also issued 100,000 shares to consultants as consideration for services rendered to the Company.

On September 14, 2015 the Company repurchased an 8.25% revenue interest in the Company’s Rogers Oil and Gas Lease for $20,000. The Company issued 200,000 shares of common stock at $.10 to satisfy the debt.

On September 14, 2015 the Company disposed of its remaining oil and gas properties used for research by transferring 100% of its working interest in the Rogers Oil and Gas Lease to a third party in exchange for assumption of all asset retirement obligations and other liabilities associated with the property.

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